                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                               (Amendment No. 1)*
                                       of
                           Tweedy, Browne Company L.P.


                                  SCHEDULE 13D
                               (Amendment No. 1)*
                                       of
                               TBK Partners, L.P.






                    Under the Securities Exchange Act of 1934

                               UNITED FOODS, INC.
                                (Name of Issuer)


                     Common Stock, Par Value $1.00 per Share
                         (Title of Class of Securities)

                                    910365303
                                 (CUSIP Number)



                                 John D. Spears
                              52 Vanderbilt Avenue
                            New York, New York 10017
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)


                                  JULY 3, 1997
             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).

-----------------------------------------             --------------------------
CUSIP No. 910365303                                    Page      of      Pages
          ---------                                         ---     ----
-----------------------------------------             --------------------------
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Tweedy, Browne Company L.P. ("TBC")
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                 (b) /X/



--------------------------------------------------------------------------------
3.   SEC USE ONLY



--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     00
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(E)                                        / /


--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER TBC has sole voting power with
NUMBER OF               respect to 0 shares held in certain TBC accounts
                        (as hereinafter defined).  Additionally, certain of
SHARES                  the general partners of TBC may be deemed to have sole
                        power to vote certain shares as more fully set forth
BENEFICIALLY            herein.
                    ------------------------------------------------------------
OWNED BY            8.  SHARED VOTING POWER

EACH                    0 Shares
                    ------------------------------------------------------------
REPORTING           9.  SOLE DISPOSITIVE POWER  0 Shares, except that certain
                        of TBC may be deemed to have sole power to dispose of
PERSON                  certain shares as more fully set forth herein.
                    ------------------------------------------------------------
WITH                10. SHARED DISPOSITIVE POWER
                        0 shares held in accounts of TBC (as herein after defined).

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0 Shares
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                               / /

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     BD, IA, & PN
--------------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------             --------------------------
CUSIP No. 910365303                                    Page      of      Pages
          ---------                                         ---     ----
-----------------------------------------             --------------------------
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     TBK Partners, L.P. ("TBK")
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                 (b) /X/



--------------------------------------------------------------------------------
3.   SEC USE ONLY



--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*


     WC and BK
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(E)                                        / /


--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
NUMBER OF

SHARES                  0 Shares
                    ------------------------------------------------------------
BENEFICIALLY        8.  SHARED VOTING POWER

OWNED BY                0 Shares
                    ------------------------------------------------------------
EACH                9.  SOLE DISPOSITIVE POWER

REPORTING
                        0 Shares
PERSON              ------------------------------------------------------------
                    10. SHARED DISPOSITIVE POWER
WITH
                        0 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0 Shares

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                               / /

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

PRELIMINARY NOTE

     The persons filing this Amendment No. 1 are (i) Tweedy, Browne Company L.P. ("TBC"), a Delaware limited partnership, and (ii) TBK Partners, L.P. ("TBK"), a Delaware limited partnership. This Amendment No. 1 amends a Statement on
Schedule 13D filed by TBC and TBK dated March 21, 1996 ( the "Statement"). The filing of this Amendment No. 1 should not be deemed an admission that TBC and TBK comprise a group within the meaning of Section 13(d) (3) of the Securities and Exchange Act of 1934, as amended (the "Act").

     This Amendment No. 1 relates to the Common Stock, $1.00 par value (the "Common Stock"), of United Foods, Inc. (The "Company"), which, to the best knowledge of the persons filing this Amendment No. 1, is a company organized under the laws of Delaware, with its principal executive offices at 10 Pictsweet Drive, Bells, TN 38006.

     This Amendment No. 1 contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which it has obtained sole or shared voting power. This Amendment No. 1 also contains information regarding shares that are held in a TBC account for the Tweedy, Browne Company L.P. Profit Sharing Plan ( the "TBC Plan"), an employee benefit plan of which Christopher H. Browne and John D. Spears are the sole trustees (see Item 5 hereof).

     This Amendment No. 1 is being filed because the filing persons are no longer subject to the reporting requirements of section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act") as a result of the disposition of their respective shares of Common Stock pursuant to a Tender Offer by United Foods, Inc. to its shareholders to purchase back shares of the Common Stock at $2.50 per share (the "Tender Offer").

     Other than as set forth below, to the best knowledge of TBC and TBK, there has been no material change in the information set forth in response to Items 1, 2, 3, 4,6 and 7 of the Statement, as amended. Accordingly, those Items are omitted from this Amendment No. 1.



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) As a result of the disposition of 306,453 shares of Common Stock pursuant to the Tender Offer, as of the date hereof, TBC does not beneficially own any shares of Common Stock.

     Additionally, 6000 shares of Common Stock held in a TBC Account for the TBC Plan were also tendered pursuant to the Tender Offer. The TBC Plan is an employee benefit plan of which Christopher H. Browne and John D Spears are the sole trustees. Messrs. Browne and Spears are two of the general partners in TBC and TBK.

     As a result of the disposition of 22,800 shares of Common Stock pursuant to the Tender Offer, TBK does not beneficially own any shares of Common Stock.

     Each of TBC and TBK disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC, and TBK could be deemed to be the beneficial owner as of the date hereof, is 0 shares, which constitutes approximately 0 % of the 5,108,550 shares of Common Stock, which the filing persons believe to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

     The aggregate number of shares and percentage of Common Stock with respect to which each of the General Partners may be deemed to be the beneficial owner by reason of his being a general partner of TBC, and TBK respectively, is 0 shares, which constitutes approximately 0% of the 5,108,550 shares of Common Stock outstanding. The aggregate number of shares and percentage of Common Stock with respect to which Thomas P. Knapp may be deemed to be a beneficial owner by reason of his being a general partner of TBK is 0 shares of Common Stock which constitutes approximately 0 % of the 5,108,550 shares of Common Stock outstanding. However, nothing contained herein shall be construed as an admission that any of the General Partners or Thomas P. Knapp is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by a particular General Partner or Thomas P. Knapp.

     Each of TBC and TBK disclaims beneficial ownership of Common Stock held by the other. Except as described herein, to the best knowledge of TBC and TBK, no person who may be deemed to comprise a group with any of TBC and TBK, or any other person named in Item 2 of the Statement, beneficially owns any shares of Common Stock.

     (b) TBC has investment discretion with respect to 0 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 0 shares of Common Stock held in certain TBC Accounts.

     Each of the General Partners of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and
(ii) shared power to vote or direct the vote of 0 shares of Common Stock held in certain TBC Accounts.

     TBK has the sole power to vote or direct the voting of and dispose or direct the disposition of the TBK Shares. Each of the General Partners and Thomas P. Knapp, solely by reason of their positions as general partners, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the TBK Shares.

     (c) Transactions in Common Stock effected by TBC and TBK during the sixty-day period ended as of the date hereof are as follows:


REPORTING                    NO. OF SHARES     NO. OF SHARES     PRICE
PERSON         DATE           TENDERED         SOLD              PER SHARE

TBC Accounts   06/25/97                        2,370             $2 5/16
               07/03/97       306,453                            $2.50

TBK:           07/03/97        22,800                            $2.50



     (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

     To the best knowledge of TBK, no person other than TBK has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the TBK Shares, except that the General Partners and Thomas P. Knapp may be deemed to have such rights and powers solely by reason of being general partners in TBK.

     (e)  Not applicable.

                                    SIGNATURE


     Each of Tweedy, Browne Company L.P. and TBK Partners, L.P. , after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Statement is true, complete and correct.


                                   TWEEDY, BROWNE COMPANY L.P.



                                   By
                                      -------------------------------------
                                      Christopher H. Browne
                                      General Partner



                                   TBK PARTNERS, L.P.



                                   By
                                      -------------------------------------
                                      Christopher H. Browne
                                      General Partner




















Dated: July 11,  1997